EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.
Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consists of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock in 2017 and our Series A convertible preferred stock in 2016.

	Three Months Ended March 31,
(in millions)	2017	2016
Fixed Charges:
Interest expense(1)	$69	$88
Capitalized interest(1)	—	—
Portion of rental expense which represents interest factor(1)	13	48
Total Fixed Charges	$82	$136
Earnings Available for Fixed Charges:
Pre-tax (loss) income	$(16)	$32
Add: Distributed equity income of affiliated companies	—	—
Add: Fixed charges	82	136
Less: Capitalized interest	—	—
Less: Net income attributable to noncontrolling interests	(2)	(2)
Total Earnings Available for Fixed Charges	$64	$166
Ratio of Earnings to Fixed Charges	*	1.22

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Fixed Charges:
Interest expense	$69	$88
Capitalized interest	—	—
Portion of rental expense which represents interest factor	13	48
Total Fixed charges before preferred stock dividends pre-tax income requirements	82	136
Preferred stock dividends pre-tax income requirements	6	10
Total Combined Fixed Charges and Preferred Stock Dividends	$88	$146
Earnings Available for Fixed Charges:
Pre-tax (loss) income	$(16)	$32
Add: Distributed equity income of affiliated companies	—	—
Add: Fixed charges before preferred stock dividends	82	136
Less: Capitalized interest	—	—
Less: Net income attributable to noncontrolling interests	(2)	(2)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$64	$166
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	*	1.14
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(1) Includes amounts related to discontinued operations. Refer to Note 3 - Divestitures in our Condensed Consolidated Financial Statements, which is incorporated by reference for additional information regarding our discontinued operations.
* Earnings for the three months ended March 31, 2017 were inadequate to cover fixed charges by $18 and fixed charges and preferred dividends by $24.